AVONDALE CORE INVESTMENT FUND

A SERIES OF THE

AVONDALE FUNDS

LETTER OF INVESTMENT INTENT

October 14, 2014

Avondale Funds

2001 Santa Monica, Blvd., Suite 1165w

Santa Monica, CA 90404

To the Board of Trustees of Avondale Funds:

The undersigned (the “Purchaser”) hereby subscribes to purchase a beneficial interest (“Interest”) of the Avondale Core Investment Fund, a series of the Avondale Funds, in the amount of $59,000.00 for 5,900 shares at net asset value of $10.00 per share, in consideration for which the Purchaser agrees to transfer to you upon demand cash in the amount of $59,000.00.

The Purchaser agrees that the Interest is being purchased for investment purposes only and with no present intention of reselling or redeeming said Interest before December 31, 2015.

/s/ Natalie Green

    Natalie Green